

22004494

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52622

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Haley Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__10703 J Street, Suite 102__
(No. and Street)

__Omaha__	__NE__	__68127__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Christine Cohoon__	__402-408-4072__	__christy.cohoon@haleysecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Henjes, Conner, & Williams, P.C.__
(Name – if individual, state last, first, and middle name)

__P.O. Box 1937__	__Dakota Dunes__	__SD__	__57049__
(Address)	(City)	(State)	(Zip Code)

__09/24/03__	__108__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ___Christine Cohoon_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Haley Securities, Inc._____, as of ___December 31_____, 2_021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> GENERAL NOTARY - State of Nebraska
> JENNIFER L. ALLISON
> My Comm. Exp. February 14, 2023

Signature: _____

Title: _____
    President

Date: 2/24/2022

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS

Year ended December 31, 2021

Haley Securities, Inc.

Table of contents



HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Haley Securities, Inc.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HALEY SECURITIES, INC. (a Nebraska S Corporation), as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Haley Securities, Inc.'s management. Our responsibility is to express an opinion on Haley Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Haley Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 15 through 18 have been subjected to audit procedures performed in conjunction with the audit of Haley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Haley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Haley Securities, Inc.'s auditor since 2014.

Dakota Dunes, South Dakota
February 24, 2022

Haley Securities, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	484,687
Restricted cash		1,358
Prepaid expenses		32,556
Total current assets		518,601

FURNITURE AND EQUIPMENT

Furniture and equipment	36,711
Less accumulated depreciation	(35,815)
Net furniture and equipment	896

OPERATING LEASE RIGHT-OF-USE ASSETS 42,250

TOTAL ASSETS $ 561,747

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	913
Accrued expenses		9,380
Operating lease liabilities		13,587
Total current liabilities		23,880

NON-CURRENT LIABILITIES

Operating lease liabilities	29,559

TOTAL LIABILITIES 53,439

STOCKHOLDERS' EQUITY

Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding	1,000
Retained earnings	507,308
Total stockholders' equity	508,308

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 561,747

The accompanying notes are an integral part of these financial statements

Haley Securities, Inc.
Statement of Operations
Year Ended December 31, 2021

REVENUES		
Placement fees	$	2,196,631
EXPENSES		
Commissions		1,220,350
Computer services		3,791
Continuing education		898
Employee benefits		45,472
Lease expense		15,149
Insurance		58,147
Licenses and permits		19,906
Miscellaneous		419
Office		2,110
Salary		296,977
Professional fees		44,463
Rent		6,220
Taxes - payroll		64,814
Taxes - other		665
Utilities		22,180
Depreciation		1,404
Contributions		2,000
Total expenses		1,804,964
NET INCOME	$	391,667

Haley Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2021

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2020	1,000	$ 1,000	$ -	$ 148,105	$ 149,105
Net income	-	-	-	391,667	391,667
Capital contributions	-	-	-	250,000	250,000
Shareholder distributions	-	-	-	(282,464)	(282,464)
December 31, 2021	1,000	$ 1,000	$ -	$ 507,308	$ 508,308

Haley Securities, Inc.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended December 31, 2021

Subordinated Liabilities, December 31, 2020	$ -
Increases	-
Decreases	-
Subordinated Liabilities, December 31, 2021	$ -

Haley Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	391,667
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,404
(Increases) decreases in operating assets		
CRD - Escrow		485
Prepaid expenses		4,653
Accounts receivable		1,332
Right-of-use asset		(8,667)
Increases (decreases) in operating liabilities		
Accounts payable		(481)
Accrued expenses		(47,686)
Lease liability		8,614
Net cash provided by operating activities		351,321
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder contributions		250,000
Shareholder draws		(282,464)
Net cash used by financing activities		(32,464)
NET INCREASE IN CASH		318,857
Cash and cash equivalents, beginning of the year		165,830
Cash and cash equivalents, end of the year	$	484,687

Supplemental disclosure of cash flow information

Cash paid for interest	$	-
Cash paid for taxes	$	-

Haley Securities, Inc.

Notes to Financial Statements

NOTE A   NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred. Expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2021 was $1,404.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all time deposits, certificates of deposit, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A   NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Compensated Absences
Full-time year-round employees are entitled to paid vacations depending on the length of service and other factors. Accrued vacation pay at December 31, 2021 was deemed immaterial and not accrued.

Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual shareholder who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A   NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes (Continued)
Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company will record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation revealed no tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

No interest or penalties have been accrued for the year ended December 31, 2021. The federal and state income tax returns of the Company for 2020, 2019, and 2018 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

Revenue Recognition

The Company recognizes commission revenue when the real estate limited partnership accepts the completed application of the investor, has ensured that the investor meets the qualification standards required by the SEC and has posted the investor's funds to an ownership interest which happens twice per month. At that point the revenue has been earned by the Company. All placement fees of the company are recognized as revenue at a point in time rather than over time. Placement fees satisfied at a point in time for the year ended December 31, 2021 were $2,196,631.

The nature, amount, timing, and uncertainty of cash flows could be affected for various reasons. The Company operates solely in the real estate market in the Omaha, Nebraska area and would be any economic downturn or real estate market decline could affect the ability for the Company to place investors.

NOTE B   NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregate indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2021, the Company had net capital of $431,248 which was $426,248 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .0259 to 1 at December 31, 2021.

Haley Securities, Inc.

Notes to Financial Statements

NOTE C   RELATED PARTY TRANSACTIONS

The Company subleases their copier and postage meter to Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Communities Limited Partnership Fund No. 5, and Haley Real Estate Group. They also charge these entities for office supplies and services rendered. Haley Residential charges the Company for email and website, shredding, software, and receptionist services, in addition to office phone lease. Total rent paid to the entity was $120 during the year ended December 31, 2021. The Company is also included in Haley Residential's health insurance and 401(k) plans.

The Company leases office space from Blue Moon HC3, LLC. Total rent paid to that entity was $8,432 plus common area maintenance fees of $6,100 during the year ended December 31, 2021.

Related party payments or (reimbursements) for the year ended December 31, 2021:

Haley Communities Limited Partnership Fund No. 1	$ (16,518)
Haley Communities Limited Partnership Fund No. 2	(16,708)
Haley Communities Limited Partnership Fund No. 3	(16,197)
Haley Communities Limited Partnership Fund No. 4	(16,173)
Haley Communities Limited Partnership Fund No. 5	(30,865)
Blue Moon HC3, LLC	14,784
Haley Real Estate Group	(3,458)
Haley Residential	46,719
Net related party reimbursements	$ (38,416)

One or more shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Communities Limited Partnership Fund No. 5, and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 5 paid placement fees of 9% for all equity raised by the Company in 2021. The placement fees (revenue) earned by the Company for the year ended December 31, 2021 from Haley Communities Limited Partnership Fund No. 5 was $2,196,631.

Haley Securities, Inc.

Notes to Financial Statements

NOTE D   CONCENTRATIONS

All placement fees were generated from equity raises completed for Haley Communities Limited Partnership No. 5 for the year ended December 31, 2021 (see Note C). The Company's cash balances are in two financial institutions. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E   RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE F   EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $41,755 for the year ended December 31, 2021 and is included in employee benefits on the statement of operations.

Haley Securities, Inc.

Notes to Financial Statements

NOTE G   LEASES

The Company has obligations as a lessee for office space, copier, and postage meter with initial non-cancellable terms. The Company classified these leases as operating leases. The leases initially do not contain renewal options. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space lease require it to make variable payments for the Company's proportionate share of the common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred, common area maintenance charges amounted to $6,100 for the year ended December 31, 2021.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$ 6,100
Variable lease cost	8,632
Total lease cost	$ 14,732

Amounts reported on the balance sheet as of December 31, 2021 were as follows:
Operating leases:

Operating lease ROU asset	$ 42,250
Operating lease liabilities	43,146

Other information related to leases as of December 31, 2021 was as follows:

Supplemental cash flow information:

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases	$ 896

Weighted average remaining lease term:

Operating leases	3.55 years

Weighted average discount rate:

Operating leases	7.09 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Haley Securities, Inc.

Notes to Financial Statements

NOTE G   LEASES - (Continued)

The Company leases its office space, copier and a postage meter. The office space is leased from a related party as discussed in Note C. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2021 are as follows:

	Office Lease	Copier Lease	Postage Meter	Total
2022	8,945	6,276	836	16,057
2023	9,213	6,276	209	15,698
2024	-	6,276	-	6,276
2025	-	6,276	-	6,276
2026	-	4,706	-	4,706
Total undiscounted lease payments	18,158	29,810	1,045	49,013
Less imputed interest	919	4,910	38	5,867
Total lease liabilities	17,239	24,900	1,007	43,146

The office lease is valid until December 31, 2023. Total base rent is $45,314 payable in monthly installments, in advance, on the first day of each month. For the year ended December 31, 2021, monthly installments amount to $724.The copier lease is valid until September 20, 2026. Minimum monthly payment is $523.The lease for the postage meter is valid until February 28, 2023. Billing made quarterly at $209.

The company also entered into an agreement for computer network and telecommunication services that automatically renews annually and has a 30-day notice cancellation policy. Payments due each month for the year ending December 31, 2021 are $1,842.

NOTE H   COMMITMENTS, CONTINGENCIES AND GUARANTEES

There were no outstanding commitments, contingencies or guarantees as of December 31, 2021.

NOTE I   SUBSEQUENT EVENTS

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2021 through February 24, 2022, which is the date the financial statements were issued. Based upon this evaluation, the Company has determined that no material subsequent events have occurred that would require disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

Haley Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital
in Accordance with Rule 15c3-1
December 31, 2021


Schedule I


Aggregate indebtedness

Total liabilities		$ 11,189
Total aggregate indebtedness		11,189

Net capital

Credit items		
Common stock	$ 1,000	
Additional paid-in capital	–	
Retained earnings	507,308	508,308
Deduct nonallowable assets		
Prepaid and other assets	33,914	
Property and other assets, net of accumulated depreciation	896	
Right-of-use asset	42,250	77,060
Net capital		$ 431,248

Capital requirements

Minimum dollar requirements		$ 5,000
Net capital exceeding requirements		426,248
Net capital		$ 431,248

Percentage of aggregate indebtedness to net capital		2.59%

Haley Securities, Inc.

Reconciliation of Net Capital and Aggregate Indebtedness
per Audit Report to Client's Focus Report
December 31, 2021

	Schedule II
Aggregate indebtedness per audit report	$ 11,189
Aggregate indebtedness per FOCUS report	11,189
Difference	$ -
Net capital per audit report	$ 431,248
Net capital per FOCUS report	431,248
Difference	$ -

Haley Securities, Inc.
Information Relating to Possession or Control Requirements
December 31, 2021

The Firm met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2021 and through the date of this report.

Haley Securities, Inc.
Computation of Reserve Requirement
December 31, 2021

The Firm met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2021 and through the date of this report.



**HENJES, CONNER &
WILLIAMS, P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Haley Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Haley Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions of private placements on a best efforts or subscription basis and does not receive or hold customer funds or securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Haley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

*Henjes, Conner &
Williams, PC*
Certified Public Accountants

Dakota Dunes, South Dakota
February 24, 2022



HALEY
SECURITIES, INC.

Member FINRA
10703 J St. Ste 102
Omaha, NE 68127
(402) 397-0780

Haley Securities, Inc.'s Exemption Report

Haley Securities, Inc. (the "Company") is a registered broker-dealer that effects securities transactions of private placements on a best efforts or subscription basis and does not receive or hold customer funds or securities. Therefore, the Company has met the requirement to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the quarter ended December 31, 2021 and through the date of this report.

During the reporting period, the Company:

(1) Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4

(2) Did not carry accounts of or for customers

(3) Did not carry broker-dealer proprietary accounts as designed in Exchange Act Rule 15c3-3

Haley Securities, Inc.
I, Christine Cohoon, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By : _____

Title : _____

February 24, 2022